

SEC SSION

06004349

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 45380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PORTFOLIO RESOURCES GROUP, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1101 BRICKELL AVENUE, SUITE 1401
                            (No. and Street)

MIAMI   **FLORIDA**   **33131**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTONIO CAMEJO   **(305)372-0299**
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
                (Name – if individual, state last, first, middle name)

6401 GALLOWAY ROAD. SUITE 203 **MIAMI**   **FLORIDA**   **33173**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 24 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __ANTONIO CAMEJO_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__PORTFOLIO RESOURCES GROUP, INC._____ , as

of _____DECEMBER 31_____ , 20_05___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

__SEE ATTACHED LIST_____

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2005

PRG130168	James Brewer Carias and Carmen Elena Sosa Brewer
PRG123579	Juan Ignacio Sosa and Maria Elena Vers
PRG130133	Inversiones Sosabas
PRG130613	Inversiones Par B
PRG131830	Capital Management Resources, A V V
PRG130265	Inversora Severena
PRG130850	Kymberle Finance
PRG131202	Briceno & Asociados
PRG133027	Inversiones Sosabas Sub Acct #4
PRG133302	Welsher Enterprises S.A.
PRG134104	Global Property Group LLC
PRG135119	Juan I. Sosa
PRG135178	Cristina Elena Sosa
PRG135313	Casa Propia E.A.P.
PRG133345	Cobranzas C.P.
PRG136328	Carlos Jose Bellosa Varady
PRG134260	Venequip Corp. S.A.
PRG135992	Capital Developers, L.L.C.
PRG230448	Latinfenix, Inc.

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 203
Miami, Florida 33173

2525 N. State Road 7 • Suite 205
Hollywood, Florida 33021

Dade: (305) 595-2727
Broward: (954) 437-0017
Fax: (305) 595-4691
web: www.cpasfla.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

We have audited the statement of financial condition of Portfolio Resources Group, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America..

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

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The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 21, 2006

Finkelstein
Brown
  Nemet
   & Rothchild, P.A.

2

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Money Market Funds	$ 209,654
Deposit With Clearing Organization	200,569
Commissions Receivable	16,963
Note Receivable From Affiliate	128,450
Due From Affiliate	99,817
Prepaid Expenses	5,643
Computer Equipment (Net of Accumulated Depreciation of $12,281)	11,367
Computer Software (Net of Accumulated Depreciation of $21,945)	0
Office Equipment (Net of Accumulated Depreciation of $12,108)	28,252
	$ 700,715

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts Payable and Accrued Expenses	$ 27,181
Commissions Payable	44,995
Income Taxes Payable	382
Deferred Income Taxes Payable	5,527
Capital Leases Payable	40,404
	118,489

COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)

STOCKHOLDERS' EQUITY:

Common Stock - 1,000,000 Shares Authorized $1 Par Value; 73,100 Shares Issued and Outstanding	$ 82,025	
Paid-In Capital	258,350	
Treasury Stock - At Cost 8,925 Shares	(26,247)	
Retained Earnings	268,098	582,226
		$ 700,715

See Accompanying Notes

3

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
SHAREHOLDERS' EQUITY JANUARY 1, 2005	$ 82,025	$ 258,350	$ (26,247)	$ 244,365	$ 558,493
INCOME	-	-	-	23,733	23,733
SHAREHOLDERS' EQUITY DECEMBER 31, 2005	$ 82,025	$ 258,350	$ (26,247)	$ 268,098	$ 582,226

See Accompanying Notes

4

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Principal Transactions		$ 450,360
Commission Income		746,750
Service Charge Fee Income		135,641
		1,332,751
OPERATING EXPENSES		1,326,948
INCOME FROM OPERATIONS		5,803
INTEREST AND DIVIDEND INCOME		16,844
INCOME BEFORE PROVISION FOR INCOME TAX		22,647
PROVISION FOR INCOME TAX:		
Current	$ (2,848)	
Deferred	1,762	(1,086)
INCOME		$ 23,733

CASH FLOWS FROM OPERATING ACTIVITIES:

Income	$ 23,733
Depreciation	10,588
Adjustments to Reconcile Income to Net Cash	
Provided By Operating Activities:	
Decrease in Accounts Payable	(1,864)
Increase in Receivable From Broker	(3,980)
Increase in Prepaid Expense	(1,110)
Decrease in Deferred Tax Liability	(2,237)
Increase in Commissions Payable	3,378
Decrease in Income Taxes Payable	(2,863)
Decrease in Deferred Tax Asset	3,999
Increase in Due From Affiliate	(99,817)
Net Cash Used by Operating Activities	(70,173)

CASH FLOW FROM INVESTING ACTIVITIES:

Repayment of Notes Receivable	15,650
Purchase of Computer Equipment	(2,744)
Net Cash Provided By Investing Activities	12,906

CASH FLOW FROM FINANCING ACTIVITIES:

Principal Payment on Capital Lease Obligation	(7,743)
Net Cash Used By Financing Activities	(7,743)

DECREASE IN CASH	(65,010)
CASH BALANCE - JANUARY 1, 2005	274,664
CASH BALANCE - DECEMBER 31, 2005	$ 209,654

CASH PAID DURING YEAR FOR:

Interest	$ 2,251

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts and money market funds that are immediately available without penalty to be cash.

See Accompanying Notes

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES:

The Company has registered with Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2005 the Company's Net Capital was $300,493 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 39.4%. Revenue is recognized on trade date.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements.

MONEY MARKET FUNDS:

These consists of a money market account held by the Company's carrying broker. This account is shown at its market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line Depreciation expense, for financial statement purposes, as of December 31, 2005 was $10,588.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2   COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with National Financial Services, LLC, and a wholly owned and fully guaranteed subsidiary of Fidelity Investments Company. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

NOTE 2   COMMITMENTS AND CONTINGENCIES (CONTINUED):

The Company has an arrangement with Investment Resources International, Inc., an affiliated company, to provide administrative support. The agreement calls for the company to pay 90% of all revenues less commission expense, clearing fees and communication costs to Investment Resources for these services, plus $2,500 a month for operating expenses. The agreement also calls for these fees to be waived in any given month, at the sole discretion of Investment Resources International, Inc.

NOTE 3   RELATED PARTY TRANSACTIONS:

NOTE RECEIVABLE FROM AFFILIATE:

Note receivable from affiliate matures on December 31, 2006 with interest of 4.75%.

EXPENSES:

Included in operating expenses is $530,541 for administrative support which includes rent and clerical assistance, and $30,000 for office expenses paid to an affiliated company, Investment Resources International, Inc. Included in interest income is a $4,350 accrual from Investment Resources International, Inc. The companies are related by common ownership. Due From Affiliates of $99,817 are advances to Investment Resources International, Inc.

NOTE 4   CONCENTRATION OF RISK:

A significant portion of the Company's customers are located in Venezuela and Israel.

NOTE 5   INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation.

The components of taxes on income as of December 31, 2005 are as follows:

Current Tax Expense:
Federal	$ (1,536)
State	(1,312)
	$ (2,848)

Deferred Tax Expense:
Federal	$ 1,289
State	473
	$ 1,762

Provision for Income Tax	$ (1,086)

NOTE 6   CAPITAL LEASES:

The Company has entered into three capital lease agreements for office equipment and computer equipment. The leases began in July 2004, June 2004 and December 2005 and require sixty equal monthly payments of $711, forty-eight equal monthly payments of $335, and forty eight monthly payments of $76.66 respectively.

Future minimum lease payments required under the leases for the year ended December 31, are as follows:

2006	$ 13,477
2007	13,477
2008	12,135
2009	5,109
Total approximate minimum lease payments	44,198
Less approximate amount representing interest	3,794
Present value of minimum lease payments	40,404
Less current portion	11,529
Long-term portion	$ 28,875

The following is an analysis of leased assets included in property and equipment at December 31, 2005:

	Cost	Accumulated Depreciation	Net
Computer Equipment	$ 12,377	$ 3,713	$ 8,664
Office Equipment	$ 40,360	$ 12,108	$ 28,252
Computer Equipment	$ 2,744	$ 41	$ 2,703

SUPPLEMENTARY INFORMATION

CREDITS:
Shareholders' Equity $ 582,226

DEBITS:
Prepaid Expenses 5,643
Property, Plant & Equipment 39,619
Due From Affiliate 228,267

273,529

NET CAPITAL BEFORE HAIRCUTS ON
SECURITIES POSITION 308,697

Haircuts on Securities Position:
Money Market Fund $ 4,193
Fidelity Deposits 4,011 8,204

NET CAPITAL 300,493

MINIMUM NET CAPITAL REQUIREMENT:
6 2/3% of Aggregate Indebtedness
of $-0- or $100,000, whichever
is greater 100,000

EXCESS NET CAPITAL $ 200,493

RATIO OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL 39.4%

SCHEDULE OF AGGREGATE INDEBTEDNESS:
Accounts Payable & Accrued Expenses 27,181
Commissions Payable 44,995
Income Taxes Payable 382
Deferred Income Tax Payable 5,527
Capital Leases Payable 40,404
$ 118,489

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, NFS, LLC - Fidelity
Fidelity Investment Company, on a fully-disclosed basis.

See Accompanying Accountants' Report

PORTFOLIO RESOURCES GROUP, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2005

NET CAPITAL PER COMPUTATION	$ 300,493
Adjustments:	
Income Taxes	(6,010)
Leases Payable	2,701
Deferred Income Taxes	1,762
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 298,946

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2005 or at any time during the year then ended.

See Accompanying Accountants' Report

11

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 203
Miami, Florida 33173

2525 N. State Road 7 • Suite 205
Hollywood, Florida 33021

Dade: (305) 595-2727
Broward: (954) 437-0017
Fax: (305) 595-4691
web: www.cpasfla.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR
A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group. Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

To the Board of Directors
Portfolio Resources Group, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 21, 2006

Finkelstein
Brown
Nemet
& Rothchild, P.A.

13